UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            INTERNATIONAL DAIRY QUEEN
                                (Name of Issuer)

                              CLASS B COMMON STOCK
                           (Title of Class Securities)

                                  45-9373-30-4
                                 (CUSIP Number)


     JOHN W. MOOTY, 3400 CITY CENTER, 33 SOUTH SIXTH STREET, MPLS., MN 55402
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 31, 1996
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item I and (2) has filed no amendment subsequent thereto reporting financial ownership of five percent (5%) or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Rudy Luther Revocable Trust under Agreement dated July 12, 1996, Rudy Luther, Rudy Dan Luther and Charles David Luther Trustees
        S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ] Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF                   1,631,850
   SHARES
 BENEFICIALLY         8       Shared Voting Power
  OWNED BY
    EACH
  REPORTING           9       Sole Dispositive Power
   PERSON                     1,631,850
    WITH
                      10      Shared Dispositive Power


11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               1,631,850

12      Check Box if the Aggregate Amount in Row (11)
               [ ] Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               19.8%

14      Type of Reporting Person
               OO (Trust)



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Rudy Luther
        S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ] Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF
   SHARES
 BENEFICIALLY         8       Shared Voting Power
  OWNED BY                    1,631,850 (1)
    EACH
  REPORTING           9       Sole Dispositive Power
   PERSON
    WITH
                      10      Shared Dispositive Power
                              1,631,850 (1)

11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               1,631,850 (1)

12      Check Box if the Aggregate Amount in Row (11)
               [ ] Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               19.8%

14      Type of Reporting Person
               IN

(1) Mr. Luther is a trustee of the Rudy Luther Revocable Trust under Agreement dated July 12, 1996. The Trust owns these shares.



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Luther Family Limited Partnership
               I.D. #41-1849276

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ] Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF                   550,000
   SHARES
 BENEFICIALLY         8       Shared Voting Power
  OWNED BY
    EACH
  REPORTING           9       Sole Dispositive Power
   PERSON                     550,000
    WITH
                      10      Shared Dispositive Power


11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               550,000

12      Check Box if the Aggregate Amount in Row (11)
               [ ] Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               6.7%

14      Type of Reporting Person
               PN



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Charles David Luther
               S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ] Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF                   20,000
   SHARES
 BENEFICIALLY         8       Shared Voting Power
  OWNED BY                    1,631,850 (1)
    EACH                        550,000 (2)
  REPORTING
   PERSON             9       Sole Dispositive Power
    WITH                      20,000

                      10      Shared Dispositive Power
                              1,631,850 (1)
                                550,000 (2)

11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               2,201,850

12      Check Box if the Aggregate Amount in Row (11)
               [ ] Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               26.7%

14      Type of Reporting Person
               IN

(1) Reporting person is a trustee of the Rudy Luther Revocable Trust under Agreement dated July 12, 1996. The Trust owns these shares.
(2) Reporting person is principal of sole general partner of Luther Family Limited Partnership, the owner of these shares.



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               R. Dan Luther
               S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ] Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF                   40,581
   SHARES
 BENEFICIALLY         8       Shared Voting Power
  OWNED BY                    1,631,850 (1)
    EACH                        550,000 (2)
  REPORTING
   PERSON             9       Sole Dispositive Power
    WITH                      40,581

                      10      Shared Dispositive Power
                              1,631,850 (1)
                                550,000 (2)

11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               2,222,431 (1)(2)

12      Check Box if the Aggregate Amount in Row (11)
               [ ] Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               26.9%

14      Type of Reporting Person
               IN

(1) Reporting person is a trustee of the Rudy Luther Revocable Trust under Agreement dated July 12, 1996. The Trust owns these shares.
(2) Reporting person is principal of sole general partner of Luther Family Limited Partnership, the owner of these shares.



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Michael P. Sullivan
               S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ] Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF
   SHARES
 BENEFICIALLY         8       Shared Voting Power
  OWNED BY                    550,000 (1)
    EACH
  REPORTING           9       Sole Dispositive Power
   PERSON
    WITH
                      10      Shared Dispositive Power
                              550,000 (1)

11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               550,000 (1)

12      Check Box if the Aggregate Amount in Row (11)
               [X] Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               6.7%

14      Type of Reporting Person
               IN

(1) Reporting person is principal of sole general partner of Luther Family Limited Partnership, the owner of these shares.



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               John W. Mooty
               S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ] Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF                   824,049
   SHARES
 BENEFICIALLY         8       Shared Voting Power
  OWNED BY
    EACH
  REPORTING           9       Sole Dispositive Power
   PERSON                     824,049
    WITH
                      10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               824,049

12      Check Box if the Aggregate Amount in Row (11)
               [ ]  Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               10.0%

14      Type of Reporting Person
               IN



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Jane N. Mooty
               S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ]  Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF                   575,882
   SHARES
 BENEFICIALLY         8       Shared Voting Power
  OWNED BY
    EACH
  REPORTING           9       Sole Dispositive Power
   PERSON                     575,882
    WITH
                      10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               575,882

12      Check Box if the Aggregate Amount in Row (11)
               [ ]  Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               7.0%

14      Type of Reporting Person
               IN



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Barbara L. Glaser
               S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ]  Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF                   162,668
   SHARES
 BENEFICIALLY         8       Shared Voting Power
  OWNED BY
    EACH
  REPORTING           9       Sole Dispositive Power
   PERSON                     162,668
    WITH
                      10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               162,668

12      Check Box if the Aggregate Amount in Row (11)
               [ ]  Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               2.0%

14      Type of Reporting Person
               IN



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Kenneth C. Glaser
               S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ]  Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF                   171,972
   SHARES
 BENEFICIALLY         8       Shared Voting Power
  OWNED BY
    EACH
  REPORTING           9       Sole Dispositive Power
   PERSON                     171,972
    WITH
                      10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               171,972

12      Check Box if the Aggregate Amount in Row (11)
               [ ]  Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               2.1%

14      Type of Reporting Person
               IN



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               David N. Mooty
               S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ]  Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF                   193,602 (1)
   SHARES
 BENEFICIALLY         8       Shared Voting Power
   OWNED BY                   104,106 (2)
    EACH
  REPORTING           9       Sole Dispositive Power
   PERSON                     193,602 (1)
    WITH
                      10      Shared Dispositive Power
                              104,106 (2)

11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               300,809 (1)(2)

12      Check Box if the Aggregate Amount in Row (11)
               [ ]  Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               3.6%

14      Type of Reporting Person
               IN

(1)  Includes 51,100 shares held as trustee for nieces and nephews.
(2)  Represents shares held as co-trustee for nieces and nephews.



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Bruce W. Mooty
               S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ]  Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF                   219,153
   SHARES
 BENEFICIALLY         8       Shared Voting Power
  OWNED BY                    130,707 (1)
    EACH
  REPORTING           9       Sole Dispositive Power
   PERSON                     219,153
    WITH
                      10      Shared Dispositive Power
                              130,707 (1)

11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               352,961 (1)

12      Check Box if the Aggregate Amount in Row (11)
               [ ]  Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               4.3%

14      Type of Reporting Person
               IN

(1)  Represents shares held as co-trustee for nieces and nephews.



CUSIP No. 45-9373-30-4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Charles W. Mooty
               S.S. ####-##-####

2       Check the Appropriate Box if Member of a Group
               (a) [X]
               (b) [ ]

3       SEC Use Only

4       Source of Funds

        Not applicable.

5       Check Box if Disclosure of Legal Proceedings is
               [ ]  Required Pursuant to Items 2(d) or 2(e)

6       Citizenship or Place of Organization

        United States

                      7       Sole Voting Power
  NUMBER OF                   195,701
   SHARES
 BENEFICIALLY         8       Shared Voting Power
   OWNED BY                   158,207 (1)
    EACH
  REPORTING           9       Sole Dispositive Power
   PERSON                     195,701
    WITH
                      10      Shared Dispositive Power
                              158,207 (1)

11      Aggregate Amount Beneficially Owned by Each Reporting
        Person
               357,009 (1)

12      Check Box if the Aggregate Amount in Row (11)
               [ ]  Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
               4.3%

14      Type of Reporting Person
               IN

(1)  Represents shares held as co-trustee for nieces and nephews.



Item 1. Security and Issuer.

        This statement relates to the Class B Common Stock of International Dairy Queen, Inc. (the "Company") whose principal address is 7505 Metro Boulevard, Minneapolis, Minnesota 55439.

Item 2. Identity and Background.

               (a), (b) and (c) The name, residence or business address and principal occupation for each of the persons for whom this report is filed is as follows:

               Rudy Luther Revocable Trust U/A Dated      5353 Wayzata Boulevard
               July 12, 1996, Rudy Luther, Rudy Dan       Minneapolis, MN 55416
               Luther, and Charles David Luther,
               Trustees

               Rudy Luther                                5353 Wayzata Boulevard
               Principal, Motors Management Corp.         Minneapolis, MN 55416

               Luther Family Limited Partnership          5353 Wayzata Boulevard
                                                          Minneapolis, MN 55416

               Charles David Luther                       5353 Wayzata Boulevard
               Principal, Motors Management Corp.         Minneapolis, MN 55416

               R. Dan Luther                              5353 Wayzata Boulevard
               Principal, Motors Management Corp.         Minneapolis, MN 55416

               Michael P. Sullivan                        7505 Metro Boulevard
               President--International Dairy             Minneapolis, MN 55439
               Queen, Inc.

               John W. Mooty, Individually and as         3400 City Center
               Trustee                                    33 South Sixth Street
               Attorney, Gray, Plant, Mooty, Mooty        Minneapolis, MN 55402
                 & Bennett, P.A.

               Jane N. Mooty                              6601 Dovre Drive
               Private Investor                           Edina, MN 55436

               Barbara L. Glaser                          110 Spring Street
               Director, Saratoga Institute               Saratoga Springs, NY 12866

               Kenneth C. Glaser                          7305 Claredon Drive
               President, Izatys Development Corp.        Edina, MN 55435

               David N. Mooty, Individually and as        3400 City Center
                 Trustee                                  33 South Sixth Street
               President, Continental Golf Corp.          Minneapolis, MN 55402

               Bruce W. Mooty, Individually and as        3400 City Center
                 Trustee                                  33 South Sixth Street
               Attorney, Gray, Plant, Mooty, Mooty        Minneapolis, MN 55402
               & Bennett, P.A.

               Charles W. Mooty, Individually and as      7505 Metro Boulevard
                 Trustee                                  Minneapolis, MN 55439
               Vice President--International Dairy
               Queen, Inc.

               (d) None of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) None of the foregoing persons have, during the last five years, been a party to a civil proceeding to a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    All of such persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        Not applicable.

Item 4. Purpose of Transaction.

        The transactions reported are the transfer by Rudy Luther of shares to the Rudy Luther Revocable Trust U/A Dated July 12, 1996, Rudy Luther, Rudy Dan Luther and Charles David Luther trustees and the assumption by The Luther Family Limited Partnership of the obligations of Michael P. Sullivan as trustee Rudy Luther Trust U/A Dated December 20, 1976 f/b/o R. Dan Luther and the Rudy Luther Trust U/A Dated December 20, 1976 f/b/o Charles David Luther under an agreement dated March 9, 1994 whereby members of the families of John W. and Jane N. Mooty have granted certain rights to acquire their shares of the Class B Common Stock to the members of the Luther family and members of the Luther family have granted certain rights to acquire their shares of Class B Common Stock to members of the John W. and Jane N. Mooty families. The purpose of the agreement was to permit these families to maintain their current aggregate ownership of the Class B Common Stock in the future should any of the members of such families desire to sell their shares to persons other than family members. The agreement enables those desiring to acquire any shares of Class B Common Stock to be sold by exchanging for the Class B shares a similar number of their shares of the Company's Class A Common Stock.

Item 5. Interest in Securities of the Issuer.

        The following table sets forth the number of shares of the Class A and Class B Common Stock of the Company which each of the named persons owns. Except as indicated, all persons have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them.

                                                     Class A Common Stock                Class B Common Stock
                                                     --------------------                --------------------
                                                      Amount                              Amount
                                                     (Shares)        Percent             (Shares)        Percent
                                                   Beneficially         of             Beneficially         of
                                                      Owned           Class               Owned           Class
                                                   ------------      -------           ------------      -------
Rudy Luther, Rudy Dan Luther and Charles           1,548,934          11.2%             1,631,850          19.8%
David Luther as trustees of the Rudy Luther
Revocable Trust U/A dated July 12, 1996

Rudy Luther                                        1,548,934 (1)      11.2%             1,631,850 (2)      19.8%

Luther Family Limited Partnership                       None           -                  550,000           6.7%

Charles David Luther                               1,599,642 (1)(3)   11.5%             2,201,850 (2)(4)   26.7%

R. Dan Luther                                      1,599,334 (1)(3)   11.5%             2,222,431 (2)(4)   26.9%

Michael P. Sullivan                                  100,800 (5)       0.9%               550,000 (4)(5)    7.1%

John W. Mooty                                        550,849           4.0%               824,049          10.0%

Jane N. Mooty                                         49,043           0.4%               575,882           7.0%

Barbara L. Glaser                                     29,305            .2%               162,668           2.0%

Kenneth C. Glaser                                        285 (6)       -                  171,972 (6)       2.1%

David N. Mooty                                        79,583 (7)       0.6%               300,809 (7)       3.6%

Bruce W. Mooty                                       107,931 (8)       0.8%               352,961 (8)       4.3%

Charles W. Mooty                                     175,229 (9)       1.3%               357,009 (9)       4.3%

----------------
(1)    Includes 1,548,934 shares held by revocable trust.

(2)    Includes 1,631,850 shares held by revocable trust.

(3) Includes 50,400 shares of Class A Common Stock owned by a trust for the grandchildren of Rudy Luther, of which trust Mr. Luther is a trustee.

(4) Includes 550,000 shares of Class B common stock owned by Luther Family Limited Partnership. Reporting person is a principal of the sole general partner of the limited partnership.

(5) Includes 100,800 shares of Class A Common Stock owned by a trust for the grandchildren of Rudy Luther. Does not include 270 shares of Class A owned by reporting person's minor children, 12,339 of Class A and 24,700 shares of Class B held by reporting person as trustee, 10,120 shares of Class B owned by reporting person, 9,927 shares of Class A and 5,000 shares of Class B owned by reporting person's spouse, and options granted by the Company to acquire 92,600 shares of Class A common stock. None of the excluded shares are subject to the Luther-Mooty Agreement.

(6) Does not include shares held in trust by David N. Mooty for reporting person's minor children.

(7) Includes an aggregate of 48,043 shares of Class A Common Stock and 158,307 shares of Class B Common Stock owned by such person's spouse, or such person as trustee for nieces/nephews. Does not include shares held in trust by Bruce W. and Charles W. Mooty for reporting person's minor children.

(8) Includes an aggregate of 82,513 shares of Class A Common Stock and 133,808 shares of Class B Common Stock owned by such person's spouse, or such person as trustee for nieces/nephews. Does not include shares held in trust by David N. and Charles W. Mooty for reporting person's minor children.

(9) Includes an aggregate of 91,115 shares of Class A Common Stock and 161,308 shares of Class B Common Stock owned by such person's spouse, or such person as trustee for nieces/nephews. Also includes options granted by the Company representing the right to acquire an aggregate of 38,175 shares of Class A Common Stock. Does not include shares held in trust by Bruce W. and David N. Mooty for reporting person's minor children.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Each of the named persons is a party to the agreement described above in
Item 4. This agreement was filed as an exhibit to the original schedule which this is an amendment and reference is made to that exhibit for further information regarding the terms of the agreement. The assumption agreement is filed as an exhibit to this amendment and reference is made to that exhibit for further information regarding the terms of the assumption.

Item 7. Material to be Filed as Exhibits.

        (1) Assumption dated December 31, 1996 relating to the Agreement dated March 9, 1994 relating to the sale of Class B Common Stock of International Dairy Queen, Inc. among members of the families of John W. and Jane N. Mooty and the members of the family of Rudy Luther.


                                POWER OF ATTORNEY

         KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John W. Mooty and Bruce W. Mooty, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him/her and in his/her name, place, and stead, in any and all capacities, to sign any and all amendments to this
Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full powers and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



Signature

        After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


/s/ Rudy P. Luther                          January 9, 1997
--------------------------------------
Rudy Luther, Trustee of the Rudy
Luther Trust Revocable U/A dated
July 12, 1997

/s/ Rudy Luther                             January 9, 1997
--------------------------------------
Rudy Luther

Luther Family Limited Partnership
By Luther Family Holdings Limited           January 9, 1997
its general partner,
By /s/ Charles David Luther
--------------------------------------
  Charles David Luther, its President

/s/ Charles David Luther                    January 9, 1997
--------------------------------------
Charles David Luther

/s/ R. Dan Luther                           January 9, 1997
--------------------------------------
R. Dan Luther

/s/ Michael P. Sullivan                     January 9, 1997
--------------------------------------
Michael P. Sullivan,

/s/ John W. Mooty                           January 9, 1997
--------------------------------------
John W. Mooty

/s/ Jane N. Mooty                           January 9, 1997
--------------------------------------
Jane N. Mooty

/s/ Barbara L. Glaser                       January 9, 1997
--------------------------------------
Barbara L. Glaser

/s/ Kenneth C. Glaser                       January 9, 1997
--------------------------------------
Kenneth C. Glaser

/s/ David N. Mooty                          January 9, 1997
--------------------------------------
David N. Mooty

/s/ Bruce W. Mooty                          January 9, 1997
--------------------------------------
Bruce W. Mooty

/s/ Charles W. Mooty                        January 9, 1997
--------------------------------------
Charles W. Mooty



                             EXHIBIT TO SCHEDULE 13d

                              ASSUMPTION AGREEMENT


         WHEREAS, the members of the family of Rudy Luther and the members of the family of John W. and Jane N. Mooty entered into an agreement dated March 9, 1994, (the "Agreement") providing that no member of either family would transfer any share of Class B Common Stock of International Dairy Queen, Inc., except to a family member who agreed to be bound by the terms of the Agreement unless such shares shall have been first offered to the other family; and

         WHEREAS, two of the parties to said Agreement, namely, Michael P. Sullivan, Trustee of the Rudy Luther Trust U/A dated December 20, 1976 f/b/o R. Dan Luther and Michael P. Sullivan, Trustee of the Rudy Luther Trust U/A dated December 20, 1976 f/b/o Charles David Luther are each desirous of transferring to the Luther Family Limited Partnership 275,000 shares of the stock that are subject to the Agreement; and

         WHEREAS, it is the desire of the transferors and the transferee that the transfers will not require any offering of the shares to the family of John
W. and Jane N. Mooty.

         NOW, THEREFORE, the Luther Family Limited Partnership hereby agrees to be bound by the terms of the March 9, 1994 Agreement in all respects to the same extent that the transferors were bound by the terms of that Agreement.

                                LUTHER FAMILY LIMITED PARTNERSHIP

                                By: Luther Family Holdings Limited, General
                                    Partner of Luther Family Limited Partnership


                                    By: /s/ C. David Luther
                                        ----------------------------------------
                                        C. David Luther, President